FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 10, 2005.
2.	Press release dated August 16, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 31, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

NANJING PROCHIP BECOMES ARM APPROVED TRAINING CENTER FOR
SOC DESIGNERS IN CHINA

Chinese companies that access ARM technology through the ARM Foundry Program can now receive certified training on ARM Powered SoC design

NANJING, CHINA AND CAMBRIDGE, UK – Aug. 10, 2005 – Nanjing Prochip Electronic Technology Co., Ltd (Prochip), a system-on-chip (SoC) design and service company with investment from the Chinese National Software Base “Jiangsu Software Park,” and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Prochip has been certified as an ARM® Approved Training Center (ATC). A spin-off of the Southeast University National ASIC Center that licensed the ARM7TDMI® processor through the ARM University Program in 2003, Prochip will focus on providing commercial training on ARM Powered® SoC design and ARM technology-based embedded system design to Chinese companies, particularly those who access ARM technology through the Foundry Program.

The rapidly developing Chinese IC industry has become a critical driving force for the global semiconductor industry. McKinsey & Company business consultancy predicts that revenue volume of the Chinese IC design industry will reach USD 10 billion by 2010.

Along with this growth, more and more Chinese engineers continue to standardize on ARM Powered system design and development platforms. This point was reflected in a recent EDN China Embedded Systems Developer Survey, which showed that the ARM architecture has become the most popular choice among Chinese embedded system developers (see: http://www.ednchina.com/UpItem/download/embedded_english.pdf).

This strong demand for the ARM architecture raises a strong industry need to ensure adequate training and services are available for ARM Powered SoC design for local engineers – particularly those accessing ARM technology via the DesignStart™ Program. Through Prochip becoming an ARM ATC, this challenge is solved by providing a strong training resource for the ARM community.

“All of our trainers are ARM technology experts, gaining comprehensive training experience through the Southeast University ASIC Center, which licensed the ARM7TDMI processor in 2003 for design and training,” said Mr. Ling Ming, general manager of Prochip. “This certification will enable Prochip to dedicate its approved training capability of SoC design to Chinese companies who are committed to developing ARM Powered systems.”

“The Approved Training Center will be a tremendous resource in enabling us to further strengthen our already strong ARM ecosystem in China,” said Dr. Jun Tan, president of ARM China. “Prochip will prove an invaluable resource for Chinese engineers, training them on advanced ARM technologies for embedded SoC design and development.”

About the ARM Approved Training Center Program
As part of the ARM Connected Community, the ATC Program has been established to satisfy the growing demand for training in ARM technology among ARM semiconductor Partners, OEMs and design centers worldwide. Through the program, ARM recruits and works with a network of approved Partners who are trained, qualified and equipped with ARM materials and software tools. This enables ATC Partners to provide high-quality, certified training to their own markets and regions.

ARM ATC Program Partners must go through a strict qualification process to become approved. This includes an assessment of their success in the marketplace, intensive training for their teaching staff, and a facilities audit. All ATC Partners are continually monitored to ensure that the quality of training remains high.

About Prochip
Nanjing Prochip Electronic Technology Co., Ltd is the spin-off from Southeast University National ASIC Center. Invested by Jiangsu Software Park, one of Chinese National Software Bases, Prochip is focusing on SoC and relative system design, manufacture, marketing and service. More information on Prochip is available at http://www.prochip.com.cn.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

END

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. DesignStart is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 2

SASKEN FURTHER EXTENDS ARM DESIGN CAPABILITY IN INDIA BY JOINING
APPROVED DESIGN CENTER PROGRAM

Sasken Communications joins the ARM Approved Design Center Program to enhance expertise in the embedded technology market

BANGALORE, INDIA AND CAMBRIDGE, UK – Aug. 16, 2005 – Sasken Communications, one of India’s leading providers of embedded solutions, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Sasken has joined the ARM Approved Design Center Program, highlighting growing momentum for ARM® technology in the Indian market. Sasken’s extensive knowledge and expertise combined with ARM technology enables it to target specific vertical markets with bespoke embedded solutions. Sasken can now meet a diverse range of application needs to service low-power, high-performance consumer devices for mobile and internet-based applications.

The ARM Approved Design Center Program is an extension of the relationship between ARM and embedded design companies to provide a framework for selecting program Partners with compatible ARM technology for next-generation architecture designs. Sasken joins other Program Partners in benefiting from reduced time-to-market in addition to reduced design risk, through access to the worldwide ARM support network.

“By joining the ARM Approved Design Center Program, we have underlined our expertise in ARM technology-based embedded chip design and implementation,” said Shrikrishna Gokhale, vice president, Semiconductors Business Unit, Sasken. “Access to the advanced technology and knowledge base of ARM is an important addition to our IC design offering. This will enable us to extend our footprint in the embedded technology market, by providing our customers with innovative solutions and an accelerated design cycle.”

“We welcome Sasken as one of our Approved Design Center Partners. The relationship will increase the availability of ARM processors and tools in the rapidly growing Indian market,” said Atul Arora, president, Commercial Operations, ARM India. “ARM has identified India as one of the fast-growing markets for embedded chip design and is wholly committed to enabling its

Partners with the resources and support necessary to produce next-generation products ahead of the competition.”

ARM Approved Design Center Partners must go through a strict approval process to qualify as an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM processors, tools, AMBA® interface peripherals and development techniques. Furthermore, each Approved Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ARM Approved Design Center Program also provides additional benefits such as geographic and time-zone locality and local language support.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

About Sasken
Sasken, a pioneer in telecom R&D outsourcing, provides world-class software services and solutions to mobile terminal equipment manufacturers, network equipment vendors, semiconductor companies and operators around the world. Sasken delivers end-to-end solutions that enable richer content delivery on next generation networks by building on its accumulated technical expertise in wireless and broadband technologies, signal processing, multimedia and IC design. Since its inception in 1989, Sasken has grown to about 2300 people strong, with headquarters in Bangalore, India and with offices in Canada, China, Japan, France, Germany, Sweden, UK and the USA. For more details, please visit us at www.sasken.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

Rony Thomas	Avinash Ramachandra
Text 100	Text 100
+91 80 22291914	+ 91 80 22291914
ronyt@text100.co.in	avinashr@text100.co.in

Kiran Kishan Singh
Sasken
+9180 5694 4673
ksingh@sasken.com